Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

JD.com, Inc.

京東集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9618 (HKD counter) and 89618 (RMB counter))

DATE OF BOARD MEETING

Our board of directors will hold a board meeting on Wednesday, August 13, 2025 for the purposes of, among other matters, approving our unaudited financial results and announcement for the three months and six months ended June 30, 2025 (the “2025 Interim Results Announcement”). We will upload the 2025 Interim Results Announcement to the Hong Kong Stock Exchange on Thursday, August 14, 2025 (Beijing/Hong Kong Time), after the trading hours of the Hong Kong Stock Exchange and before the opening of the U.S. market.

The Company’s management will hold a conference call at 8:00 pm, Beijing/Hong Kong Time on August 14, 2025 (8:00 am, Eastern Time on August 14, 2025) to discuss the financial results for the three months and six months ended June 30, 2025 of the Company.

Interested parties may register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. Participants will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10048710-8s8fg7.html

CONFERENCE ID: 10048710

A telephone replay will be available for one week until August 21, 2025. The dial-in details are as follows:

US:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong:	800-930-639
Mainland China:	400-120-9216
Passcode:	10048710

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.jd.com.

By Order of the Board of Directors
JD.com, Inc.
Mr. Richard Qiangdong Liu
Chairman of the Board of Directors

Beijing, China, July 31, 2025

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Ms. Sandy Ran XU as the executive director, Ms. Caroline SCHEUFELE, Ms. Carol Yun Yau LI, Ms. Grace Kun DING, Ms. Jennifer Ngar-Wing YU, Mr. Ming HUANG, Mr. Louis T. HSIEH, and Mr. Dingbo XU as the independent directors.

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